UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                        Commission File Number 333-73325

(Check One):( )Form 10-KSB ( )Form 20-F ( )Form 11-K (X)Form 10-QSB
( )Form N-SAR

                        For Period Ended: March 31, 2004

                      [ ] Transition Report on Form 10-KSB
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-QSB
                      [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


                             ICT Technologies, Inc.
                            Full Name of Registrant
                            _______________________
                           Former Name if Applicable

                               33 West Main Street
           Address of Principal Executive Office (Street and Number)

                            Elmsford, New York 10523
                            City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     ( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (x) (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The information needed to complete the filings are not available from the supplier of material assets and should be available within four to five days.



PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vasilios Koutsobinas            (914)           592-1700
(Name)                     (Area Code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ( )Yes (X)No

Form 10-KSB

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( )Yes (X)No


ICT Technologies, Inc.
(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 18, 2004                      /s/ Vasilios_Koutsobinas_

                                        By: Vasilios Koutsobinas
                                        Chairman of the Board and
                                        Chief Executive Officer